K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 t 704.331.7400 www.klgates.com
May 13, 2011
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Registration Statement on Form S-1 Filed April 15, 2011 File No. 333-173554 Current Report on Form 8-K Filed March 24, 2011 File No. 001-34850
Dear Mr. Owings:
On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 10, 2011 addressed to the Company with respect to the above referenced filings. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 1 to the Registration Statement (the “Amendment”) responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
Registration Statement on Form S-1
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A; for example, the number of shares being offered by selling shareholders. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Response: The Company has included all relevant information in the Amendment other than information it is entitled to omit under Rule 430A.

2.	Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority contact us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements, of this offering.
Response: The Company acknowledges the Staff’s comment and will arrange to have a representative of the Financial Industry Regulatory Authority contact the Staff to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements, of the offering.
3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.
Response: The Company has filed all exhibits required under Item 601 of Regulation S-K with the Amendment. See Exhibit Index.
Part II. Information Not Required in Prospectus, page II-1
Item 17. Undertakings, page II-5
4.	Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.
Response: The Company has included the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K in the Amendment.
Current Report on Form 8-K filed March 24, 2011
Exhibit 99.1
5.	We note your disclosure in your press release filed as Exhibit 99.1 to your Current Report on Form 8-K that “[f]or 2011, the Company continues to expect sales to increase 260% to 275%, or in the range of $116 to $123 million, which includes the impact of the previously announced acquisitions.” We also note your disclosure on page 120 of your registration statement that net sales on a pro forma basis reflecting the Culligan acquisition for the fiscal year ended December 31, 2010 would have been $67 million. Please provide us the basis for your 2011 sales projections in your March 24, 2011 press release.
Response: Management of the Company regularly prepares, updates and reviews with the board of directors its projected operating performance. Forecasts are prepared based on the most current data available and are derived from historical sales trends, the impact of new customer locations, and the forecast for additional customer locations. Additionally, the Company’s forecasts for 2011 were recently updated to include the impact of the two acquisitions described below that it completed subsequent to its initial public offering in November.
In its press release dated March 9, 2011, the Company indicated that “[f]or fiscal 2011, [it] expects net sales to increase 260% to 275%, or in the range of $116 to $123 million, which includes the impact of the two acquisitions.” The Company made a similar statement in its press release dated May 10, 2011 in which it announced first quarter earnings results. The Company’s unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 (the “2010 Pro Forma

Statement of Operations”) reflects pro forma net sales of $67.0 million. The 2010 Pro Forma Statement of Operations, among other things, assumes the Company acquired the Refill Business on January 1, 2010. The Refill Business consists of certain assets purchased from Culligan Store Solutions, LLC and Culligan of Canada, Ltd. (“Culligan Canada”) on November 10, 2010 related to their business of (a) providing reverse osmosis water filtration systems that generate filtered water for refill vending machines and store-use water services in the United States and Canada and (b) selling empty reusable water bottles for use at refill vending machines.
The Company has made two additional acquisitions during 2011. On March 8, 2011, the Company acquired certain of Culligan Canada’s assets related to its bulk water exchange business (the “Canada Bulk Water Exchange Business”). The consideration paid for the Canada Bulk Water Exchange Business was approximately $5.4 million, which consisted of a cash payment of approximately $1.6 million, the issuance of 307,217 shares of the Company’s common stock and the assumption of certain specified liabilities. The Canada Bulk Water Exchange Business provides refill and delivery of water in 18-liter containers to commercial retailers in Canada for resale to consumers. The acquisition of the Canada Bulk Water Exchange Business expands the Company’s existing exchange service offering and provides it with an immediate network of regional operators and major retailers in Canada with approximately 780 retail locations.
On April 11, 2011, the Company completed the acquisition of certain intellectual property and other assets (the “Omnifrio Single-Serve Beverage Business”) from Omnifrio Beverage Company, LLC (“Omnifrio”) for total consideration of up to approximately $13.2 million, consisting of (i) a cash payment at closing of $2.0 million, (ii) the issuance at closing of 501,080 shares of the Company’s common stock, (iii) a cash payment of $2.0 million on the 15-month anniversary of the closing date (subject to the Company’s setoff rights in the asset purchase agreement), (iv) up to $3.0 million in cash milestone payments and (v) the assumption of certain specified liabilities relating to the Omnifrio Single-Serve Beverage Business. The Omnifrio Single-Serve Beverage Business primarily consists of technology related to single-serve cold carbonated beverage appliances and consumable flavor cups, or “S-cups”, and CO2 cylinders used with the appliances to make a variety of cold beverages. The acquisition of the Omnifrio Single-Serve Beverage Business serves as an entry point into the U.S. market for carbonated beverages and the rapidly growing self-carbonating appliance and single-serve beverage segments.
The Company’s forecasted sales for 2011 of from $116 to $123 million are greater than the pro forma net sales of $67 million in the 2010 Pro Forma Statement of Operations for the following principal reasons:
•	Increased Water Segment Sales. The Company expects sales in its Water Segment[1] for 2011 to increase over 2010 sales as a result of a variety of factors including:
o	Increased Number of Retail Locations. At March 31, 2011, the Company’s Water services were offered at approximately 14,600 retail locations, an increase of approximately 2,000 from the approximately 12,600 retail locations at December 31, 2011. Approximately 1,220 of these retail locations were added as a result of organic growth and the remaining approximately 780 retail locations were added as a result of the acquisition of the Canada Bulk Water Exchange Business. Based on discussions with a number of retailers, the Company anticipates adding

[1]	The Company’s Water Segment includes its historical bottled water exchange service business (“Exchange”), the Refill Business acquired in November 2010, the Canada Bulk Water Exchange Business acquired in March 2011 and the operations of a unit that previously was an operating segment, but did not meet quantitative threshold for reporting purposes.

a significant number of additional locations during the balance of 2011. Additionally, approximately 1,400 of the 2,000 locations added during the first quarter were Walmart locations. Based on customer traffic and past experience with Walmart, the Company expects the new Walmart locations to generate sales of at least three times those of its average existing retail locations. The Company expects to add an additional 1,000 to 1,500 Walmart locations during 2011.

o	Increased Units Sold. The Company’s Exchange business (excluding the Canada Bulk Water Exchange Business acquired on March 8, 2011) experienced a 12.3% increase in five gallon equivalent units sold in the first quarter of 2011. The Company expects this trend to continue during the remainder of 2011.

o	Same-Store Unit Growth. The Company’s Exchange business benefited from same-store unit growth of 6.0% in the first quarter of 2011 compared to the first quarter of 2010. The Company also expects this trend to continue during the balance of 2011.
•	Increased Products Segment Sales. The Company recently added several new dispenser models, which began shipping in the fourth quarter of 2010. The addition of these new dispenser models contributed to sales in the Company’s Products Segment increasing 37.1% for the first quarter of 2011 compared to the first quarter of 2010. In addition, the Company recently introduced a brew pot coffee module that connects to its bottom-loading water dispenser. The Company expects this coffee module to begin shipping in the third quarter of 2011.

•	Addition of Canada Bulk Water Exchange Business. The Company acquired the Canada Bulk Water Exchange Business on March 8, 2011. The acquisition of the Canada Bulk Water Exchange Business expands the Company’s existing exchange service offering and provides it with an immediate network of regional operators and major retailers in Canada with approximately 780 retail locations. The results of operations for this business were not included in the 2010 Pro Forma Statement of Operations but are included in the Company’s 2011 results of operations from the acquisition date.

•	Addition of Omnifrio Single Serve Beverage Business. The Company acquired the Omnifrio Single Serve Beverage Business on March 8, 2011. The results of operations for this business were not included in the 2010 Pro Forma Statement of Operations but are included in the Company’s 2011 results of operations from the acquisition date. The Company anticipates commencing sales of beverage appliances and related flavor cups and CO2 beginning in the fourth quarter of 2011.

•	Seasonality. The Company experiences seasonal fluctuations in its sales. Sales have typically been highest in the spring and summer and lowest in the fall and winter. The Company expects this trend to continue in 2011 and should, along with the other factors described above, cause the Company’s sales to increase during the second and third quarters.
Finally, the Company notes that in the March 9, 2011 press release it indicated that it expected net sales for the first quarter of 2011 to be in the range of $15.9 million to $16.3 million. The Company’s actual net sales for the first quarter of 2011 were $17.1 million, exceeding its estimate for the first quarter.

*   *   *
Additional Revisions Made in the Amendment
For the convenience of the Staff, we advise the Staff that the Amendment includes first quarter financial information for the Company as well as certain additional updating and other changes.
We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Angie Kim, Attorney Advisor (Securities and Exchange Commission)
Catherine Brown, Staff Attorney (Securities and Exchange Commission)
Mark Castaneda (Primo Water Corporation)
D. Scott Coward, Esq. (K&L Gates LLP)
Rachel W. Sheridan (Latham & Watkins)